UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File No.
001-36615
333-174887

333-197227
333-206626
333-214896
333-220288
333-226974
333-237458

GWG Holdings, Inc.*

(Exact name of registrant as specified in its charter)

325 N. St. Paul Street, Suite 2650

Dallas, Texas 75201

(612) 746-1944

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $.001 per share
Redeemable Preferred Stock, par value $.001 per share
Series 2 Redeemable Preferred Stock, par value $.001 per share
L Bonds
Guarantee of L Bonds*

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☒
Rule 15d-22(b)	☐

Approximate number of holders of record for all classes as of the certification or notice date: Zero

*	GWG Life, LLC (the “Co-Registrant”) is included in this certification and notice as a co-registrant. The address and telephone number of the Co-Registrant is 325 North St. Paul Street, Suite 2650, Dallas, Texas 75201 and (612) 746-1944. The Co-Registrant was the guarantor of L Bonds issued by GWG Holdings, Inc. (the “Registrant”) prior to their cancellation on the Effective Date (as defined below). The following Commission File Numbers are applicable for this certification and notice with respect to the Co-Registrant: 333-174887-01; 333-197227-01; 333-220288-01; 333-237458-01.

Explanatory Note

On April 20, 2023, the Registrant and certain of its subsidiaries including the Co-Registrant (collectively, the “Debtors”) filed a voluntary petition for reorganization under chapter 11 of title 11 of the U.S. Bankruptcy Code (the “Code”) in the Bankruptcy Court for the Southern District of Texas (the “Court”). On June 20, 2023, the Court entered a confirmation order (Dkt. No. 1952) under the Code, confirming the Debtors’ Further Modified Second Amended Joint Chapter 11 Plan, Submitted by the Debtors, the Bondholder Committee, and L Bond Management, LLC as Co-Proponents (Dkt. No. 1678) (the “Plan”). On August 1, 2023, the Plan became effective (the “Effective Date”). On the Effective Date, pursuant to the Plan, the Registrant and the Co-Registrant were dissolved, all securities of the Registrant and the Co-Registrant were cancelled, and substantially all assets of the Registrant were transferred to liquidating trusts in accordance with the Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, each of GWG Holdings, Inc. and GWG Life, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

GWG Holdings, Inc.
GWG Life, LLC

Date: January 2, 2024	By:	/s/ Elizabeth C. Freeman
		Name:	Elizabeth C. Freeman
		Title:	Authorized Signatory

2